Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: June 30, 2004	No. 20/04

IAMGOLD BOARD CONTINUES
TO RECOMMEND THAT IAMGOLD SHAREHOLDERS
REJECT THE GOLDEN STAR BID AND
VOTE IN FAVOUR OF THE WHEATON MERGER

IAMGOLD SHAREHOLDERS MEETING TO CONSIDER WHEATON
TRANSACTION TO BE RECONVENED ON JULY 6, 2004

Toronto, Ontario: June 30, 2004 – IAMGOLD Corporation announced today that its Board of Directors continues to unanimously recommend that IAMGOLD shareholders:

  REJECT the unsolicited, non-negotiated take-over bid for the common shares of IAMGOLD (the “GSR Bid”) made by Golden Star Resources Ltd. ("GSR").
  VOTE IN FAVOUR of the business combination (the "Wheaton Transaction") of IAMGOLD and Wheaton River Minerals Ltd. ("Wheaton River") at the upcoming meeting of IAMGOLD shareholders.

The Board’s recommendation is in response to GSR’s news release issued on the evening of June 28, 2004 announcing that GSR plans to file and mail a revised offer to IAMGOLD shareholders.

GSR has not yet formally revised the GSR Bid. However, under the proposed revised GSR Bid, IAMGOLD understands that GSR would offer IAMGOLD shareholders 1.25 GSR shares per IAMGOLD share or 1.15 GSR shares plus C$0.50 cash per IAMGOLD share. GSR is also proposing that it would pay C$0.20 in cash per IAMGOLD share if and when it is definitively determined that no break fee is paid or payable by IAMGOLD to Wheaton River.

The Board’s recommendation follows receipt of a recommendation by the Special Committee of independent directors previously appointed by the Board to consider the GSR Bid and to consider the Wheaton Transaction in light of the GSR Bid. The Special Committee has reviewed and considered the proposed revisions to the GSR Bid and has consulted with its legal advisers, Ogilvy Renault, and its financial advisers, RBC Capital Markets.

Following its deliberations, the Special Committee recommended that the Board of Directors continue to advise IAMGOLD shareholders to REJECT the revised GSR Bid and to VOTE IN FAVOUR of the Wheaton Transaction on the basis that the proposed revised GSR Bid is financially inadequate, is financially inferior to the Wheaton Transaction, and is not in the best interests of IAMGOLD shareholders.

The Special Committee considered the following factors in reaching its recommendation:

●	The pro forma balance sheet of the combined entity resulting from the proposed revised GSR offer would be reduced by any cash used to pay IAMGOLD shareholders, resulting in a weaker balance sheet than IAMGOLD.

●	The C$0.50 cash portion that GSR proposes to offer for each IAMGOLD share (for maximum cash of approximately US$56 million) is in effect GSR using the cash currently on IAMGOLD’s balance sheet to pay IAMGOLD shareholders.

●	The additional C$0.20 in cash that GSR proposes to offer for each IAMGOLD share (for total cash of approximately US$22 million) is highly conditional and would only be paid to shareholders if and when it is definitively determined that no break fee is paid or payable by IAMGOLD to Wheaton River under their arrangement agreement dated April 29, 2004. If IAMGOLD shareholders vote against the Wheaton Transaction, the break fee may still be payable by IAMGOLD if the GSR Bid is ultimately successful. In that event, IAMGOLD shareholders would not receive the additional C$0.20 cash payment.

●	The GSR Bid would still remain subject to several conditions, including a requirement that GSR be provided with access to all non-public information relating to IAMGOLD. GSR was provided with access to IAMGOLD’s non-public technical information during the period from September to December 2003 when the two companies were in discussions concerning a possible business combination. GSR also has access to IAMGOLD’s public disclosure, including recently filed technical reports. The condition essentially provides GSR with the ability to terminate its offer at any time at its option.

●	The GSR Bid is also conditional on GSR obtaining appropriate regulatory approvals, including SEC approval of GSR’s registration statement as well as AMEX and TSX approvals. It is unclear how these approvals could be impacted by the proposed revised GSR offer. Failure to receive those approvals in a timely manner could cause delay.

The factors outlined above are in addition to the Special Committee’s principal reasons for initially rejecting the GSR Bid, as outlined in the directors circular and supplementary information package mailed to IAMGOLD shareholders on June 25, 2004, including that the GSR Bid is subject to significant development and operating risks and there are no significant strategic benefits for IAMGOLD shareholders under the GSR Bid.

The Board reconfirmed that its recommendation is also based on the following additional considerations:
●	The GSR Bid is opportunistic.

●	The GSR Bid provides an inadequate control premium for IAMGOLD shareholders.

●	The accounting used to prepare the pro forma financial information contained in the GSR circular raises certain issues.

●	GSR’s estimated synergies are questionable.

The recommendation of the Board and the advice of the Special Committee and RBC in respect of the proposed revised GSR offer are based on the information provided in GSR’s June 28th news release. A formal response to the proposed revised GSR offer will be communicated by the Board to IAMGOLD shareholders if and when GSR files and mails a formal revised offer to IAMGOLD shareholders. RBC will also update its fairness opinions at that time as well.

Shareholders of IAMGOLD are urged not to tender their common shares of
IAMGOLD to the GSR Bid and, if their shares have already been tendered to the
GSR Bid, to withdraw them immediately.
The IAMGOLD shareholders meeting to consider the Wheaton Transaction and other matters will be reconvened at 9:00 a.m., Toronto time, on Tuesday, July 6, 2004. The meeting will be held at The Design Exchange, 234 Bay Street, Toronto, Ontario.
THE PROXY DEPOSIT DEADLINE FOR THE MEETING ON TUESDAY, JULY 6, 2004
IS 5:00 P.M. ON MONDAY, JULY 5, 2004
Shareholders who have questions concerning the withdrawal of IAMGOLD common shares deposited under the GSR Bid or voting procedures at the meeting or who need assistance in completing or depositing proxy forms for the meeting should contact Kingsdale Shareholder Services Inc.
toll free at 1-866-749-5464.

The recommendations and advice of each of the Board, the Special Committee and RBC were based on GSR’s June 28th news release and any formal recommendations, advice and opinions may differ if the terms of the formal revised GSR Bid differ from that disclosed in the news release.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton River Minerals Ltd. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	or	Tom Atkins
President & Chief Executive Officer		Vice President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.